Merus Labs International Inc.

Annual Report 2014

For the Years Ended September 30, 2014 and 2013

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated financial statements of Merus Labs International Inc. and its subsidiaries which comprise the consolidated statements of financial position as at September 30, 2014, and the consolidated statements of operations, consolidated statements of comprehensive loss, statements of changes in equity and consolidated statements of cash flows for the year ended September 30, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for Consolidated Financial Statements

Auditors' Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Merus Labs International Inc. and its subsidiaries as at September 30, 2014 and their financial performance and their cash flows for the year ended September 30, 2014 in accordance with International Financial Reporting Standards.

Other Matters

The consolidated financial statements of Merus Labs International Inc. as at September 30, 2013 and for the year then ended, were audited by another auditor who expressed an unmodified opinion on these statements on December 30, 2013.

MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

December 18, 2014
Toronto, Ontario

ACCOUNTING › CONSULTING › TAX
300 – 111 RICHMOND STREET W, TORONTO, ON M5H 2G4
1.877.251.2922 P: 416.596.1711 F: 416.596.7894 mnp.ca

Deloitte LLP
5140 Yonge Street
Suite 1700
Toronto ON M2N 6L7
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Merus Labs International Inc.

We have audited the accompanying consolidated financial statements of Merus Labs International Inc. (the “Company”), which comprise the consolidated balance sheet as at September 30, 2013 and the consolidated statement of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the two-year period ended September 30, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Merus Labs International Inc. as at September 30, 2013, and its financial performance and its cash flows for each of the years in the two-year period ended September 30, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
December 30, 2013
Toronto, Canada

Merus Labs International Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

As at:			September 30	September 30
			2014	2013
Assets
Current assets
Cash and cash equivalents	$		14,358,567	$8,084,367
Short-term investments		note 4	5,002	104,807
Trade and other receivables		note 5	4,072,304	7,028,993
Inventories		note 6	2,606,568	1,168,933
Loans receivable		note 7	-	166,909
Derivative assets		note 8	269,699	19,111
Prepaid expenses			128,281	127,409
			21,440,421	16,700,529
Non-current assets
Property and equipment		note 9	128,593	11,291
Intangible assets		notes 3, 10	176,624,352	70,328,140
Total assets	$		198,193,366	$87,039,960
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities			4,169,095	4,177,960
Income taxes payable			997,102	594,344
Provisions		note 11	-	190,701
Long term debt due within one year		note 12	15,348,386	8,116,260
			20,514,583	13,079,265
Non-current liabilities
Provisions		note 11	330,789	92,572
Long term debt		note 12	62,712,009	29,949,502
Total liabilities			83,557,381	43,121,339

Equity
Share capital		note 13	123,808,971	56,014,232
Equity reserve		note 14	35,132,914	33,881,330
Preferred shares		note 15	9,947,730	-
Convertible debt - equity component		note 16	-	1,313,550
Accumulated deficit			(61,033,735)	(52,972,037)
Accumulated other comprehensive income		note 16	6,780,105	5,681,546
Total equity			114,635,985	43,918,621
Total liabilities and equity	$		198,193,366	$87,039,960

Commitments and contingencies (note 17)

Approved on behalf of the Board:
(signed)	(signed)
Tim Sorensen,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

		Years ended September 30
		2014	2013	2012
Revenues	note 2	$26,151,440	$28,385,968	$9,257,843
Cost of goods sold		4,493,769	2,451,191	867,123
Gross margin		21,657,671	25,934,777	8,390,720
Operating expenses:
Sales and marketing		2,933,340	1,165,353	281,272
General and administrative		6,631,140	6,396,971	4,896,095
Acquisition costs		-	-	518,819
Amortization of intangible assets	note 10	12,983,584	11,254,497	3,855,604
Depreciation	note 9	3,547	2,826	5,015
Intangible assets and goodwill impairment charge	note 10	4,212,441	-	22,208,721
Foreign exchange (gains) losses		(1,181,886)	1,608,563	(1,825,206)
		25,582,166	20,428,210	29,940,320

Operating income (loss)		(3,924,495)	5,506,567	(21,549,600)

Interest expense		3,468,940	5,462,466	1,466,151
Investment expense (income)	note 4	131,663	1,216,406	(467,001)

Loss before income taxes		(7,525,098)	(1,172,305)	(22,548,750)

Income tax expense (recovery) - current	note 19	536,600	557,518	-
- deferred	note 19	-	-	(1,608,758)
Loss from continuing operations		(8,061,698)	(1,729,823)	(20,939,992)
(Loss) income from discontinued operations, net of income taxes	note 20	-	(1,372,306)	219,444

Net loss for the year		$(8,061,698)	$(3,102,129)	$(20,720,548)

Loss per share
Basic	note 21	$(0.15)	$(0.09)	$(0.90)
Diluted	note 21	$(0.15)	$(0.09)	$(0.90)
Loss per share - continuing operations
Basic	note 21	$(0.15)	$(0.05)	$(0.91)
Diluted	note 21	$(0.15)	$(0.05)	$(0.91)
Earnings (loss) per share - discontinued operations
Basic	note 21	$-	$(0.04)	$0.01
Diluted	note 21	$-	$(0.04)	$0.01

Weighted average number of common shares outstanding - basic		52,651,933	33,151,593	22,929,402
Weighted average number of common shares outstanding - diluted		52,651,933	33,151,593	22,929,402

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in Canadian dollars)

	Years ended September 30
	2014	2013	2012
Net loss for the year	$(8,061,698)	$(3,102,129)	$(20,720,548)
Other comprehensive income
Items that may be reclassified to income: Currency translation differences (net of tax, 2013: $20,429)	1,098,559	5,082,943	598,603
Other comprehensive income for the year	1,098,559	5,082,943	598,603
Total comprehensive (loss) income	$(6,963,139)	$1,980,814	$(20,121,945)

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended September 30
	2014		2013		2012
Operating activities
Net loss for the year	$(8,061,698	) $	(3,102,129	) $	(20,720,548)
Add: loss (income) from discontinued operations	-		1,372,306		(219,444)
Adjustments for the following items:
Amortization of intangible assets	12,983,584		11,254,497		3,855,604
Depreciation	3,547		2,826		5,015
Gain on sale of real estate	-		-		(20,238)
Impairment of intangible assets and goodwill	4,212,441		-		22,208,721
Interest expense	3,468,940		5,462,466		1,466,151
Income tax expense	536,600		-		-
Unrealized (gains) losses on foreign exchange	(268,321)		(900,759)		(2,206,967)
Deferred tax liability	-		-		(1,608,758)
Loss on disposal of property and equipment	-		7,290		-
Share-based compensation	1,251,584		993,049		2,214,421
Writedown of investments	123,947		1,230,947		-
Change in fair value of derivative financial instruments	(250,588)		(355,811)		336,700
Interest paid	(2,660,473)		(5,329,667)		(1,424,069)
Net change in non-cash working capital balances:
Provisions	47,516		680		(261,295)
Trade and other receivables	2,956,689		(2,788,626)		(2,116,552)
Prepaid expenses	(872)		360,857		(466,717)
Inventories	(1,437,635)		(64,377)		(396,221)
Accounts payable and accrued liabilities	(8,865)		2,726,803		528,952
Income taxes payable	(133,842)		594,344		(534,249)
Net cash provided by operating activities	12,762,554		11,464,696		640,506
Financing activities
Proceeds from debt issuance, net of issuance costs	78,013,214		39,379,312		55,713,186
Repayment of long-term debt	(30,000,000)		(54,219,629)		(4,088,861)
Private placement proceeds	-		4,364,626		7,945,633
Proceeds from prospectus offering	50,846,979		-		9,206,711
Proceeds from issuance of preferred shares, net	9,947,730		-		-
Proceeds from exercise of stock options	-		2,800		79,000
Proceeds from exercise of stock warrants	-		-		246,592
Payment to Old Merus	-		-		(6,809,082)
Net cash provided by (used in) financing activities	108,807,923		(10,472,891)		62,293,179

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended September 30
	2014	2013	2012
Investing activities:
Acquisition of Sintrom	(121,512,827)	-	-
Acquisition of Enablex and capitalization of development costs	(607,971)	-	(64,664,491)
Acquisition of Factive	-	-	(3,969,644)
Disposal of Factive	-	2,127,506	-
Cash acquired on acquisition	6,807,162
Short-term investments	37,987	-	1,189,067
Loan receivable repayments	104,780	-	1,598,260
Purchase of property and equipment	(125,408)	(10,000)	(3,934)
Proceeds from sale of real estate	-	-	1,136,238
Cash acquired in amalgamation	-	-	980,539
Net cash (used in) provided by investing activities	(115,296,277)	2,117,506	(63,733,965)
Net change in cash from continuing operations	6,274,200	3,109,311	(800,280)
Discontinued operations:
Net cash provided by (used in) operating activities	-	1,021,363	(59,051)
Net cash provided by (used in) investing activities	-	490,774	(737,400)
Net change provided by (used in) discontinued operations	-	1,512,137	(796,451)
Net change in cash and cash equivalents	6,274,200	4,621,448	(1,596,731)
Cash and cash equivalents, beginning of year	8,084,367	3,462,919	5,059,650

Cash and cash equivalents, end of year	$14,358,567	$8,084,367	$3,462,919

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

							Accumulated
					Convertible		other
			Preferred	Warrants	debt - equity	Accumulated	comprehensive
	Share capital	Equity reserve	Shares	reserve	component	deficit	income (AOCI)	Total equity
Balance, September 30, 2012	$51,639,478	$31,468,434	$-	$1,427,175	$-	$(49,869,908)	$598,603	$35,263,782
Share-based compensation (note 13)	-	993,049	-	-	-	-	-	993,049
Exercise of stock options (note 13)	10,128	(7,328)	-	-	-	-	-	2,800
Expiry of warrants (note 14)	-	1,427,175	-	(1,427,175)	-	-	-	-
Private placement (note 13)	4,364,626	-	-	-	-	-	-	4,364,626
Net loss for the period	-	-	-	-	-	(3,102,129)	-	(3,102,129)
Other comprehensive income	-	-	-	-	-	-	5,082,943	5,082,943
Balance, September 30, 2013	$56,014,232	$33,881,330	$-	$-	$1,313,550	$(52,972,037)	$5,681,546	$43,918,621

Balance, September 30, 2013	$56,014,232	$33,881,330	$-	$-	$1,313,550	$(52,972,037)	$5,681,546	$43,918,621
Share-based compensation (note 13)	-	1,251,584	-	-	-	-	-	1,251,584
Prospectus offering (note 13)	50,846,979	-	-	-	-	-	-	50,846,979
Acquisition (note 13)	6,807,162	-	-	-	-	-	-	6,807,162
Issuance of preferred shares (note 15)	-	-	9,947,730	-	-	-	-	9,947,730
Conversion of convertible debt (notes 12, 13)	10,140,598	-	-	-	(1,313,550)	-	-	8,827,048
Net loss for the period	-	-	-	-	-	(8,061,698)	-	(8,061,698)
Other comprehensive income	-	-	-	-	-	-	1,098,559	1,098,559
Balance, September 30, 2014	$123,808,971	$35,132,914	$9,947,730	$-	$-	$(61,033,735)	$6,780,105	$114,635,985

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2014, 2013 and 2012

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia), and its subsidiaries (the “Company”), operate in Canada and Europe. The head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

Basis of Preparation

These consolidated annual financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS”) for financial statements. The consolidated annual financial statements have been prepared on a historical cost basis, except for items that are required to be accounted for at fair value. The policies set out below have been consistently applied to all the periods presented.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on December 18, 2014.

2.	Significant Accounting Policies

	(a)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Merus Labs International Inc. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions, and revenues and expenses are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.

Material subsidiaries of the Company as at September 30, 2014 and September 30, 2013 are as follows:

	September 30	September 30
	2014	2013	Jurisdiction of
Company	% ownership	% ownership	incorporation

Merus Labs Luxco S.a r.l.	100.0	100.0	Luxembourg
Merus Labs Netherlands BV	100.0	100.0	Netherlands
ECG Holdings (US) Inc.	100.0	100.0	Delaware

(b)	Accounting judgements, estimates, and uncertainties Critical judgements

The following are the critical judgements, apart from those involving estimations (see below), that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition accounting

Management exercised judgement in determining that the product acquisitions of Sintrom and Enablex were asset acquisitions, and that the acquisition of Factive was a business combination accounted for under the acquisition method of accounting. Management considered the guidance and definitions per IFRS 3 in making these determinations. These transactions have been recorded in the consolidated financial statements based on management’s assessment of fair value for the acquired assets and liabilities.

Functional currency

Management has exercised judgement in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators as provided by IAS 21 – The effects of changes in foreign exchange rates. The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency.

Use of estimates

In preparation of the Company’s consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the Company’s consolidated financial statements and such differences could be material. Significant estimates include:

•	the allowance for inventory obsolescence;
•	estimate for product returns;
•	allocation of the purchase price and estimates of fair value for the acquired assets and liabilities;
•	the estimated useful lives of property and equipment and intangible assets;
•	impairment of financial and non-financial assets;
•	the valuation of deferred tax assets and liabilities;
•	the valuation of warrants and share-based compensation expense
•	the valuation of the equity component of convertible debt; and
•	the valuation of non-cash consideration received on the sale of Factive

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

(i)	Inventory obsolescence

The Company reviews the net realizable value of its inventory. The Company has determined that there are adequate sales to support the carrying amount for all inventories as at September 30, 2014. In addition, management reviews specific product and industry experience with returns in assessing if a write-down is required.

(ii)	Estimated product returns

Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

(iii)	Allocation of the purchase price and estimates of fair value for the acquired assets and liabilities

The Company as part of its business combinations and product acquisitions performs a preliminary assessment of the fair value of all assets and liabilities acquired based on all current available information. As part of the measurement period to finalize the purchase price allocation, management updates the estimated fair values as information becomes available, support from third party market data becomes available, and where necessary, third party independent valuations are obtained. Management is ultimately responsible for concluding on the allocation of purchase price and estimates of fair value for the acquired assets and liabilities.

(iv)	Impairment of financial and non-financial assets

Financial Assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. If there is objective evidence that an impairment loss has occurred on an unquoted or not actively traded equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset and is recognized in profit or loss for the period. Reversals of impairment losses on assets carried at cost are not permitted.

For financial assets carried at amortized cost, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).

Objective evidence of impairment of financial assets carried at amortized cost exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization.

Non-Financial Assets

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) or groups of CGUs to which goodwill has been allocated. The determination of recoverable amount requires the Company to estimate the future cash flows expected to arise from these CGUs and a suitable discount rate in order to calculate the recoverable amount of the CGUs. If the recoverable amount of the CGUs is less than its carrying amount, an impairment loss is recorded. The Company currently has no goodwill.

At the end of each reporting period, the Company reviews property, plant and equipment and intangible assets for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the assets are then grouped together into a CGU and a recoverable amount is estimated for that CGU.

During the fourth quarter of 2014, the Company’s Vancocin and Enablex intangible assets exhibited indicators of impairment, requiring the Company to assess these intangible assets for impairment. The Company carried out a review of the recoverable amount of the assets of each of its cash generating units (“CGUs”), which are defined at the product line level (Vancocin and Enablex). The carrying values of the CGUs at the impairment evaluation date of September 30, 2014 are included below:

	Enablex	Vancocin
September 30, 2014	$56,351,000	$9,507,000

The recoverable amount was calculated based on the CGUs’ fair value less costs to sell, determined using a discounted cash flow model. The assumptions in the discounted cash flow model that have the greatest estimation uncertainty include forecasted revenue and the discount rate which was based on the factors specific to each CGU, including risks inherent in the discounted cash flow models. The rates applied were as follows:

Vancocin	13%
Enablex	15%

As a result of the review, the Company concluded that an impairment loss of approximately $4,212,000 was required for Vancocin, but no impairment loss was required for Enablex.

(v) Useful lives of property, equipment and intangible assets

The Company reviews the estimated useful lives of property, equipment and intangible assets at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.
Depreciation on property, equipment, and intangible assets is calculated using the straight- line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Furniture, fittings and equipment	3 – 5 years
Leasehold improvements	Over the term of the lease
Product rights	2 – 10 years
Product patents	Remaining economic life of patent
Manufacturing equipment	5 – 10 years

During the year ended September 30, 2014, the useful lives were considered reasonable.

(vi) Valuation of deferred tax assets and liabilities

The Company estimates the probability that taxable profits will be available against deductible temporary differences can be utilized and thus give rise to deferred tax assets. The Company has reviewed the expected profitability and determined that no deferred tax asset should be recognized at this time.

(vii) Valuation of warrants and share-based compensation expense

The Company estimates the fair value of warrants and share options issued for employment services based on the Black Scholes option-pricing model for warrants and share options with a service condition. These methods of valuation, which require management to use certain assumptions regarding inputs used, were applied to the equity transactions during the year.

(viii) Valuation of the equity component of convertible debt

The Company estimates the fair value of convertible debt by first estimating the liability component of the instrument based on a discounted cash flow model. The fair value of the equity component of the instrument is then determined as the difference between the fair value of the liability component and the fair value of the instrument at inception.

(ix) Valuation of non-cash consideration received on the sale of Factive

Proceeds from the sale of Factive (note 20) consisted of non-cash consideration of convertible debentures and shares. Management was required to make significant estimates in order to determine the fair value of the non-cash consideration at the transaction date due to the limited objective information available at that date. The significant estimates included in the calculation were as follows:

•	Management estimated the likelihood of repayment of the convertible debenture based on working capital levels and short-term commitments and determined there was significant uncertainty of collection.
•

Management estimated the net realizable value of the shares received based on the limited trading history and determined that given the large number of shares and low trading volumes, there was significant uncertainty as to whether the shares could be sold on a timely basis.

(c)	Financial instruments

The Company classifies all financial instruments as either fair value through profit or loss (“FVTPL”), available-for-sale (“AFS”), held-to-maturity (“HTM”), loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments’ classification. Financial instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the results of operations. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. HTM instruments, loans and receivables, and other financial liabilities are measured at amortized cost. Transaction costs for FVTPL financial instruments are expensed as incurred, whereas transaction costs for AFS, HTM, and other financial liability instruments are capitalized upon initial recognition of the instrument.

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Loans and receivables
Publicly-traded investments	Fair value through profit or loss
Privately-held investments	Available-for-sale at cost
Trade and other receivables	Loans and receivables
Loans receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liability
Derivative assets/liabilities	Fair value through profit or loss
Long term debt	Other financial liability

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated statement of financial position dates or the closing price on the last day the security traded if there were no trades at the consolidated statement of financial position dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies that are not considered equity investments are recorded at fair value upon acquisition and subsequently measured at their initial cost less impairment.

(iii) Other financial liabilities

Other financial liabilities (including debt and trade and other payables) are initially recorded at fair value less transaction costs and subsequently measured at amortized costs using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction cost and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(d)	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as one of the following:

	i)	Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);

	ii)	Hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or

	iii)	Hedges of a net investment in a foreign operation (net investment hedge).

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of operations.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of operations. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of operations within foreign exchange (gains) losses.

The Company has not designated any of its derivatives as hedges as at September 30, 2014 and 2013.

(e)	Cash and cash equivalents

Cash includes demand deposits with financial institutions of $14,358,567 and $8,054,367, at September 30, 2014 and 2013, respectively. Cash equivalents may consist of short-term, highly liquid investments purchased with original maturities of three months or less and were $nil and $30,000, at September 30, 2014 and 2013, respectively. Interest earned on cash and cash equivalents was $46,781 and $375, for the years ended September 30, 2014 and 2013, respectively.

(f)	Inventories

Inventories are comprised of raw materials, work-in-progress and finished goods of pharmaceutical products and are recorded at the lower of cost and net realizable value on a first-in first-out basis. Costs are comprised of raw materials (active pharmaceutical ingredient), conversion costs (contract manufacturing), and batch-specific stability testing.

Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and applicable selling expenses. The Company writes down inventory to its estimated net realizable value based upon assumptions about future and market conditions when necessary.

(g)	Trade and other receivables

Trade and other receivables are stated at their amortized cost and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of trade receivables. The Company records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

(h)	Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements, product rights and patents. Intangible assets are recorded at cost and amortized on a straight-line basis over their estimated useful life of 2 to 10 years. Management has estimated the useful life based on industry data of similar products and patents. The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively.

(i)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in acquisition costs.

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and identifiable intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. Goodwill is tested for impairment at the end of each fiscal year or if events or changes in circumstances indicate a potential impairment. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) to which goodwill has been allocated.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(j)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its property and equipment, intangible assets and goodwill to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. In addition, goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, if any, are tested for impairment annually.

An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell (“FVLCTS”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining FVLCTS, a post-tax discounted cash flow model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs. If the recoverable amount of the asset or CGU is less than its carrying amount, an impairment loss is recognized immediately in the statement of operations.

Other than goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Goodwill impairment losses are not reversed.

(k)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(l)	Income taxes

Provision for income taxes consists of current and deferred tax expense. Tax is recognized in the statement of consolidated operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end in the countries where the Company and its subsidiaries operate and generate taxable income, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized, using the liability method, on temporary differences between the carrying amounts of assets and liabilities on the consolidated statement of financial position and their corresponding tax values, using the enacted or substantively enacted, as applicable, income tax rates at each statement of financial position date.

Deferred tax assets also result from unused losses and other deductions carried forward. An assessment of the probability that a deferred tax asset will be recovered is made prior to any deferred tax asset being recognized. The valuation of deferred tax assets is reviewed on a quarterly basis and adjusted, if necessary, to reflect the estimated realizable amount.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(m)	Foreign currency translation

	(i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency. The functional currency of Merus Labs Luxco S.a.r.l and Merus Labs Netherlands BV is Euros.

	(ii)	Transactions and balances

Foreign currency transactions are initiated by the Company’s entities at their respective functional currency using the exchange rates prevailing at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

(iii)	Company’s subsidiaries

On consolidation the assets and liabilities of foreign operations are translated into CAD at the rate of exchange prevailing at the reporting date and their statement of operations are translated at the average exchange rates prevailing during the period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statement of operations.

(n)	Revenue recognition and estimated product returns

Revenue from product sales, including shipments to distributors, is recognized when the Company has transferred to the customer the significant risks and benefits of ownership or future obligations with respect to the product, it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably. Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances.

In connection with its acquisition of Sintrom (note 3), the Company entered into a transition services and supply agreement with the vendor (Novartis Pharma AG, or “Novartis”) to facilitate the seamless and efficient transfer of the product to the Company. The agreement required that Novartis continue to manufacture, distribute, and promote the product until the Company obtained the necessary marketing authorizations to allow it to take over these functions as principal. Novartis provided the Company with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which the Company then billed Novartis for the net amount receivable. The Company relied on the financial information provided by Novartis to estimate the amounts due under this agreement. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, for the period of this arrangement the Company recorded revenues relating to Sintrom on a net basis in the statement of operations, net of cost of goods and marketing and selling expenses.

The Company also entered into a transition services and supply agreement with Novartis, as described above, in connection with its acquisition of Enablex (note 3). During April and May 2013, substantially all marketing authorizations for Enablex were transferred and the Company began selling directly to third parties, incurred the inventory and credit risk and took over all other responsibilities for purchase and sale of the product. As a result, management determined the Company was acting as the principal in the sales of Enablex as opposed to an agent. As such, revenues for sales of Enablex made by the Company acting as principal were accounted for on a gross basis, in the same manner as its other products as described above.

The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns and current market conditions, which is applied directly against sales.

(o)	Share-based compensation

From time to time, the Company grants options to directors, officers, employees and non- employees to purchase common shares. The Company accounts for its stock options using the fair-value method. Share-based payments, equal to the fair value of the options on the date of grant, are recognized in the statement of operations, with an offsetting credit to equity reserves, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in the statement of operations, with an offsetting credit to equity reserves, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of equity reserves, is credited to share capital.

(p)	Comprehensive income or loss

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources, and comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the statement of financial position.

(q)	Basic and diluted net earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used to compute the dilutive effect of equity instruments. Stock options, share purchase warrants, and other equity instruments are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options, warrants and other equity instruments. The diluted earnings per share is equal to the basic earnings per share if the effects of the outstanding options and warrants are anti-dilutive.

(r)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(s)	Changes in accounting standards

During the year ended September 30, 2014 the following new or amended standards were issued and are effective for annual periods beginning on or after January 1, 2014 (October 1, 2014 for the Company), unless otherwise noted.

Accounting standards implemented in fiscal 2014:

On October 1, 2013, the Company retrospectively adopted IFRS 10, Consolidated Financial Statements, together with IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (Revised), Separate Financial Statements and IAS 28 (Revised), Investments in Associates or Joint Ventures. There was no impact to the annual consolidated Financial Statements as a result of adopting these standards.

On October 1, 2013, the Company prospectively adopted IFRS 13, Fair Value Measurement, which establishes a single framework for measuring fair value essentially based on exit price, i.e., the price that would be expected to be received to sell an asset or to be paid to transfer a liability. IFRS 13 also provides guidance on measurement and introduces certain disclosure requirements. The adoption of IFRS 13 did not result in any measurement adjustments and its impact on disclosures was not material.

On October 1, 2013, the Company adopted the amendments to IAS 1 Presentation of Financial Statements which requires separate grouping of items of other comprehensive income into items that may be reclassified to profit and loss in future periods, and items that will not be reclassified to profit and loss in future periods. There was no impact to the annual consolidated Financial Statements as a result of adopting these standards.

On October 1, 2013, the Company adopted amendments to IFRS 7 Financial Instruments Disclosures, which set out new disclosure requirements related to the offsetting of financial assets and liabilities. There was no impact to the annual consolidated Financial Statements as a result of adopting these standards.

Future changes in accounting standards:

IFRS 9 Financial Instruments. The IASB issued IFRS 9, “Financial Instruments” to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses as a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 focuses on how an entity manages its financial instruments in the context of its business model, as well as the contractual cash and cash equivalents flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods currently provided in IAS 39. In November 2013, the IASB has removed the mandatory effective date for IFRS 9. The new date will be determined when IFRS 9 is closer to completion. The effective date is for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of this standard.

IFRS 15 Revenue from Contracts with Customers. The IASB issued IFRS 15 to establish principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. This standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Company is currently assessing the impact of this standard.

3.	Acquisitions

Sintrom

On September 8, 2014, the Company acquired the European rights to manufacture, market, and sell the branded prescription medicine product Sintrom.

Pursuant to the acquisition, Merus acquired the Sintrom product rights, certain related intellectual property, and other information and materials required to continue marketing and selling the brand in the territories acquired. Total consideration for the product acquisition was US$111,000,000. Approximately US$53,000,000 of the upfront cash payment was funded through a new $80,000,000 debt facility from a syndicate of Canadian commercial lenders, with the remainder funded from cash on hand (note 12). The transaction was accounted for as an asset acquisition.

Costs incurred to complete the acquisition were approximately $157,000, which were capitalized to the cost of the assets acquired. The fair value of the acquired identifiable net assets was $121,512,827 (US$111,000,000) and was allocated as follows:

Product rights	$121,512,827
Net assets acquired	$121,512,827

4.	Short-term investments

	September 30	September 30
	2014	2013

Total short-term investments	$5,002	$104,807

As at September 30, 2014 the portfolio of short-term investments was invested in marketable securities consisting of common shares of public companies. The marketable securities have been classified as held for trading and recorded at FVTPL. During the year ended September 30, 2014, the company recognized impairment charges of approximately $62,000 on a thinly traded public investment and approximately $62,000 on a loan receivable from the same public company (note 7). During the year ended September 30, 2013, the Company recognized impairment charges of approximately $1,262,000 on a privately held investment. These charges were recorded as investment expenses in the financial statements. The impairment assessment was based on evidence of other financing transactions undertaken by the investee as well as detailed financial information from the investee itself. For the year ended September 30, 2014, the investment portfolio, including dividend income, realized and unrealized investment gains and losses, incurred a net loss of $7,716 (September 30, 2013: $31,053), after deducting fees and expenses.

5.	Trade and other receivables

	September 30	September 30
	2014	2013

Trade receivables	$3,782,246	$6,683,674
Less: provision for doubtful accounts	-	-
Trade receivables – net	3,782,246	6,683,674
Other receivables	290,058	345,319
Trade and other receivables	$4,072,304	$7,028,993

The aging analysis of trade receivables is as follows:

	September 30	September 30
	2014	2013
Current	$3,632,705	$6,248,681
1 to 30 days overdue	110,120	250,867
31 to 60 days overdue	2,539	62,152
61 to 90 days overdue	-	339
Greater than 90 days overdue	36,882	121,635
Total trade receivables	$3,782,246	$6,683,674

6.	Inventories

	September 30	September 30
	2014	2013
Raw materials	$870,799	$467,499
Work-in-progress	135,230	91,125
Finished goods	1,600,539	610,309
Total inventories	$2,606,568	$1,168,933

The amount of inventories expensed in cost of goods sold during the year amounted to $4,113,374 (2013: $2,200,168, 2012: $753,659). During the year, the Company recorded inventory impairments of $52,011 (2013:$104,477, 2012: $21,000)

7.	Loans receivable

	September 30	September 30
	2014	2013

Loans receivable – Vansen	$-	$166,909
Total loans receivable	$-	$166,909

On August 26, 2013, in connection with the sale of Factive (note 20), the Company entered into two new loan agreements with Vansen Pharma Inc. (“Vansen”); one representing part of the sale proceeds, the other being a renegotiation of a loan from March 2012. The first new loan has a principal value of US$800,000, is non-interest bearing and was scheduled to be repaid in four installments of US$200,000, due February 28, May 31, August 31 and November 30, 2014. The second new loan has a principal value of US$280,000 and represents the remaining balance of the original loan with payments of US$35,000 per month which were scheduled to begin September 1, 2013, with a lump sum payment of US$140,000 due December 31, 2013. Both new loans are unsecured, but contain a right of conversion at the holder's option into common shares of Vansen for any overdue installments based on 95% of the 20-day moving average price of the shares.

At inception, the fair value of the loans were determined to be US$162,000, collectively based on the information available at the date of sale as well as information received subsequent to August 26, 2013 and after the statement of financial position date. During the year ended September 30, 2014, the Company received US$98,378 against the loan receivable. Management assessed the fair value of the loans based on a number of factors and determined that given the deterioration in Vansen’s financial condition and their dependence on raising additional financing, the remaining value of the loans should be fully impaired.

8.	Derivative financial instruments

	September 30	September 30
	2014	2013
Assets:

Forward foreign exchange contracts	$269,699	$19,111

Total	$269,699	$19,111

In connection with its European operations, the Company uses foreign currency contracts in order to partially hedge the risk associated with its Euro currency source revenue. At September 30, 2014, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $4,861,370 (2013: $9,843,967). The fair value of these contracts at September 30, 2013 was previously included in trade and other receivables. For the period ended September 30, 2014, losses of $173,052 (2013: $382,059, 2012: $373,800) were recognized in foreign exchange (gains) losses in the statement of operations in connection with these contracts.

9.	Property and equipment

Continuity of property and equipment for the year ended September 30, 2014 was as follows:

	Computer	Furniture	Manufacturing	Total
	Equipment	and Fixtures	Equipment
Cost at September 30, 2013	$2,572	$11,761	$-	$14,333
Additions	-	-	125,408	125,408
Foreign exchange differences	43	29	(4,650)	(4,578)

Cost at September 30, 2014	$2,615	$11,790	$120,758	$135,163

Accumulated Amortization at September 30, 2013	$940	$2,102	$-	$3,042
Amortization charge	862	2,685	-	3,547
Foreign exchange differences	(16)	(3)	-	(19)
Accumulated Amortization at September 30, 2014	$1,786	$4,784	$-	$6,570

Carrying amount at September 30, 2013	$1,631	$9,660	$-	$11,291
Carrying amount at September 30, 2014	$829	$7,006	$120,758	$128,593

10.	Intangible assets

Continuity of intangible assets for the year ended September 30, 2014 was as follows:

	Product Rights	Patents	Total
Cost at September 30, 2013	$69,890,744	$21,600,365	$91,491,109
Product acquisitions	121,512,827	-	121,512,827
Additions arising from internal development	607,971	-	607,971
Foreign exchange differences	797,039	361,558	1,158,597

Cost at September 30, 2014	$192,808,581	$21,961,923	$214,770,504

Accumulated Amortization at September 30, 2013	$15,319,674	$5,843,295	$21,162,969
Amortization charge	7,915,136	5,068,448	12,983,584
Impairment charge	4,212,441	-	4,212,441
Foreign exchange differences	(122,778)	(90,064)	(212,842)
Accumulated amortization at September 30, 2014	$27,324,473	$10,821,679	$38,146,152

Carrying amount at September 30, 2013	$54,571,070	$15,757,070	$70,328,140
Carrying amount at September 30, 2014	$165,484,108	$11,140,244	$176,624,352

Continuity of intangible assets for the year ended September 30, 2013 was as follows:

	Product Rights	Patents	Total
Cost at September 30, 2012	$68,298,401	$20,766,160	$89,064,561
Product divestitures	(3,029,782)	(1,142,725)	(4,172,507)
Foreign exchange differences	4,622,125	1,976,930	6,599,055

Cost at September 30, 2013	$69,890,744	$21,600,365	$91,491,109

Accumulated Amortization at September 30, 2012	$8,625,444	$1,131,238	$9,756,682
Amortization charge	6,658,156	4,596,341	11,254,497
Product divestitures	(284,930)	(184,311)	(469,241)
Foreign exchange differences	321,004	300,027	621,031
Accumulated amortization at September 30, 2013	$15,319,674	$5,843,295	$21,162,969

Carrying amount at September 30, 2012	$59,672,957	$19,634,922	$79,307,879
Carrying amount at September 30, 2013	$54,571,070	$15,757,070	$70,328,140

Vancocin – Product Rights

For the year ended September 30, 2014, Management identified indicators of impairment with respect to the Vancocin product rights intangible asset as a result of actual results being lower than expectations due to the entry of a second generic competitor. The recoverable amount of the product rights was determined based on FVLCTS calculations using a discounted cash flow analysis. These calculations used post-tax cash flow projections covering a nine-year period plus terminal period based on management’s best estimate of the impact of a second generic entrant on Vancocin as at September 30, 2014. Cash flows beyond the projection period were extrapolated using an estimated rate of decline of 15.0% . A post-tax discount rate of 13.0% was applied. Based on this analysis, the carrying amount of the Vancocin product rights was reduced to its recoverable amount through recognition of an impairment charge at September 30, 2014 of approximately $4,212,000 against the product rights.

Enablex – Product Rights

For the year ended September 30, 2014, Management identified an indicator of impairment with respect to the Enablex product rights intangible asset. Management became aware of an effort on the part of the Federal Joint Committee (G-BA) of Germany to implement reference pricing (maximum reimbursable price) for anticholinergic-based OAB products in the market. Germany is the Company’s largest market for Enablex. The recoverable amount of the product rights was determined based on FVLCTS calculations using a discounted cash flow analysis. These calculations used post-tax cash flow projections covering a nine-year period plus terminal period based on management’s best estimate of the impact of reference pricing in Germany. Cash flows beyond the projection period were extrapolated using an estimated rate of decline of 20.0% . A post-tax discount rate of 15.0% was applied. Based on this analysis, the FVLCTS for Enablex was found to be greater than its carrying value and no impairment charge was taken.

11.	Provisions

	Year ended September 30
	2014	2013	2012
Balance at beginning of year	$283,273	$1,084,184	$-
Additions from business combinations	-	-	1,118,422
Charges	695,864	2,819,120	1,102,626
Utilization	(644,362)	(2,438,657)	(1,136,864)
Foreign exchange	(3,987)
Product divestitures	-	(1,181,374)	-
Balance at end of year	330,789	283,273	1,084,184
Less: current portion of provisions	-	190,701	697,480
Non-current portion of provisions	$330,789	$92,572	$386,704

The Company’s provisions are comprised of the following product-related liabilities:

Product Returns Liability:

The Company accepts all product returns relating to North American product sales. Management estimates the fair value of the product returns liability by taking into consideration the amount of units previously sold, returns experience to date, and changes in the marketplace.

12.	Long-term debt

	September 30	September 30
	2014	2013
Current
New secured facility, net of unamortized transaction costs of $651,614 (a)	$15,348,386	$-
Former secured facility (b)	-	8,116,260

Total	$15,348,386	$8,116,260

Non-Current
New secured facility, net of unamortized transaction costs of $1,287,991 (a)	$62,712,009	$-
Former secured facility (b)	-	21,314,702
Convertible debenture (c)	-	8,634,800

Total	$62,712,009	$29,949,502

(a) New secured facility:

On September 5, 2014, the Company entered into a new secured debt facility with a syndicate of Canadian lenders. The new facility provided additional funds for the purchase of Sintrom and refinanced the Company's existing senior secured debt at a lower rate and extended term. The new facility matures September 30, 2019 and provides for an $80 million term loan, currently at prime plus 3.0%, with principal repayments of $4,000,000 per quarter and monthly interest payments. The facility is secured by all assets of the Company and contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to earnings and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured facility as at September 30, 2014. Finance costs of $1,986,786 were capitalized to the loan balance and will be amortized over the term of the loan.

(b) Former secured facility:

On September 24, 2013, the Company entered into a senior secured debt facility with a syndicate of Canadian chartered banks. The facility, in combination with the convertible debenture described below, refinanced the Company's existing debt at a lower rate and extended term. The facility consisted of a $30 million term loan at prime plus 3.5%, with monthly payments of principal and interest. Principal payments were $700,000 per month for the first 24 months and were to increase to $1,100,000 per month for the final 12 months. The facility also provided for up to $2 million on a revolving line of credit, based on eligible accounts receivable. The facility was secured by all assets of the Company and contained affirmative and negative covenants. This facility was repaid in full on September 5, 2014, in connection with the refinancing described above.

(c) Convertible debenture:

In connection with the former secured facility described above, the Company issued convertible debentures with a principal value of $10,000,000 to two investment funds. The debentures had a term of five years, maturing September 20, 2018, with interest at 8.0%, payable quarterly. The principal amount of the debentures were convertible at the option of the holder into common shares at a fixed rate of $1.50 per common share, with an option for the Company to force conversion if its common shares trade at, or above, $2.30 per share for 20 consecutive days. As required under IFRS, management bifurcated the fair value of the convertible debenture into a liability component and an equity component, based on first determining the fair value of the liability with the remainder being the equity value. Based on these calculations, management determined the equity component to be $1,313,550, which was included as part of equity in the financial statements. On July 17, 2014, the Company notified the holder that it had met the requirements in order to force conversion of the debenture into common shares. Upon conversion, the Company issued 6,677,918 shares in settlement of the principal and accrued interest on the debt and transferred the equity component of convertible debt to share capital.

13.	Share capital

(a) Authorized:

Unlimited common shares without par value. Issued:

	Year ended		Year ended
	September 30, 2014		September 30, 2013
	Number of		Number of
	shares	Amount	shares	Amount
Balance, beginning of year	38,391,512	$56,014,232	30,708,478	$51,639,478

Common shares issued pursuant to prospectus offerings	31,929,750	50,846,979	-	-

Common shares issued on conversion of debenture	6,677,918	10,140,598	-	-

Common shares issued pursuant to acquisition	4,246,544	6,807,162	-	-

Common shares issued pursuant to private placement	-	-	7,678,034	4,364,626

Common shares issued pursuant to options exercise	-	-	5,000	10,128

Balance, end of year	81,245,724	$123,808,971	38,391,512	$56,014,232

(b) Prospectus offerings

On June 19, 2014, the Company closed a prospectus offering of 18,400,000 shares, including the underwriter over-allotment option, at a price of $1.70 per share for gross proceeds of $31,280,000. Proceeds were used for acquisitions and general corporate purposes. Costs of the offering were approximately $2,017,000.

On March 25, 2014, the Company closed a prospectus offering of 11,765,000 shares at a price of $1.70 per share for gross proceeds of $20,000,500. Additionally, on March 31, 2014, the underwriters exercised their over-allotment option on the offering, resulting in an additional issuance of 1,764,750 shares for gross proceeds of $3,000,075. Proceeds were used for future acquisitions and general corporate purposes. Costs of the offering were approximately $1,416,000.

(c) Conversion of debenture

On July 17, 2014, the Company notified the holder of its convertible debenture that it had achieved the threshold required to force conversion into common shares as per the terms of the arrangement. As such, the Company issued 6,677,918 shares in satisfaction of the outstanding principal and accrued interest to the date of conversion.

(d) Acquisitions

On August 14, 2014, the Company completed an acquisition agreement with Dacha Strategic Metals Inc. (“Dacha”). The acquisition agreement provided that Dacha convert its liquid assets into cash and cash equivalents and contribute the proceeds to a new subsidiary. The subsidiary was to consist of only cash and no other assets or liabilities when acquired by Merus. The purchase price was equal to the total value of the cash held by the newly incorporated subsidiary, being $6,975,001 and was paid for by the issuance to Dacha of the Company's common shares valued at $1.70 per share, subject to certain purchase price adjustments. Costs of the acquisition were approximately $168,000.

On January 6, 2012, the Company acquired 51% of Orbis Pharma Inc. (“Orbis”), a development stage pharmaceutical company. The arrangement involved the issuance of 300,000 shares which are released over a 3 year period. The Company was also obligated to purchase the remaining 49%, based on the achievement of certain milestones, through the issuance of additional common shares. Upon closing of the Enablex transaction, the Company issued an additional 525,035 shares in connection with the purchase of the remaining 49% of Orbis. The estimated fair value of the shares issued was $1,486,558, of which $202,888 was recognized as stock based compensation during the twelve months ended September 30, 2014 (2013: $660,874). There are no further obligations under this agreement.

(e) Private placement

On June 7, 2013, the Company completed a private placement of 7,678,034 shares at a price of $0.60 per share for gross proceeds of $4,606,820. Proceeds were used for debt repayment and general corporate purposes. Costs of the offering were approximately $242,000.

(f) Stock option plan

The Company has reserved 8,124,572 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

In January 2013, the Company granted 50,000 options to an officer of the Company as incentive compensation. The options have a five year term and were granted with an exercise price of $1.19 per share, with all options vesting on the first anniversary date of the grant.

In February 2013, 5,000 options previously granted were exercised by a former director of the Company at $0.56 per share for proceeds of $2,800.

In May 2013, the Company granted 25,000 options to an employee of the Company as incentive compensation. The options have a five year term and were granted with an exercise price of $0.51 per share, with one third vesting immediately and one third vesting on each of the next two anniversary dates.

In July 2013, the Company granted 150,000 options to a new director. The options have a term of five years, vesting immediately, with an exercise price of $0.91 per share.

In January 2014, the Company granted 75,000 options to an officer of the Company in connection with his employment agreement. The options have a five year term and were granted with an exercise price of $1.49 per share, with options vesting over a three year period based on one-third vesting on each anniversary.

In March 2014, the Company granted a total of 1,025,000 incentive stock options to officers and directors of the Company in connection with their compensation arrangements. The options have a five year term with an exercise price of $1.80 per share and vest on the basis of one-third immediately and one third on each of the first two anniversaries.

In May 2014, the Company granted 150,000 options to a new director. The options have a term of five years, vesting immediately, with an exercise price of $1.69 per share. In addition, the Company granted 75,000 options to an advisor to the board of directors. The options are exercisable at $1.70 for a period of five years and vest on April 23, 2015.

In September 2014, the Company granted 200,000 options to an executive officer. The options have a term of five years, with one half vesting immediately and the remainder vesting on the first anniversary of the date of grant and an exercise price of $1.63 per share.

The estimated fair value of the options granted during the twelve months of fiscal 2014, using the Black-Scholes option pricing model, was $1,633,734 (2013: $136,799). $1,048,696 was expensed in the financial statements during the twelve months ending September 30, 2014 (2013: $332,175) relating to current and prior period grants, and has been included in general and administrative expenses in the statement of operations and in equity as equity reserves. The remaining expense will be recognized over the balance of the vesting periods.

(g)      Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Year ended September 30
	2014	2013	2012
Weighted-average fair value of options	$1.07	$0.59	$1.27
Risk-free interest rate	2.0%	2.0%	2.0%
Volatility of the Company's common shares	74%	80%	77%
Weighted average expected life of the options	5 years	5 years	5 years
Forfeiture rate	0%	0%	0%
Expected dividends	Nil	Nil	Nil

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Details of the options are as follows:

	Number of	Weighted average
	options	price per share

Options outstanding, September 30, 2012	2,320,000	$ 2.01
Options granted	225,000	0.93
Options exercised	(5,000)	0.56
Options expired	(25,000)	3.00
Options forfeited	(50,000)	2.00
Options outstanding, September 30, 2013	2,465,000	$ 1.90
Options granted	1,525,000	1.75
Options expired	(200,000)	2.03
Options forfeited	(333,333)	1.94

Options outstanding, September 30, 2014	3,456,667	$ 1.82

The range of exercise prices for outstanding and exercisable options at September 30, 2014 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 0.51	25,000	3.62	16,666
$ 0.91	150,000	3.77	150,000
$ 1.19	50,000	3.27	50,000
$ 1.49	75,000	4.26	-
$ 1.52	100,000	2.95	50,000
$ 1.63	200,000	4.99	100,000
$ 1.69	150,000	4.65	150,000
$ 1.70	75,000	4.56	-
$ 1.80	891,667	4.11	341,667
$ 2.00	600,000	1.82	600,000
$ 2.02	840,000	0.78	790,000
$ 2.05	300,000	0.22	300,000
	3,456,667		2,548,333

14.	Equity reserves and warrants reserve

On December 19, 2011, the Company completed a private placement consisting of 4,196,500 Units at a price of $2.00. Each Unit consisted of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at any time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. In allocating the fair value of the proceeds between the common shares and these half warrants, it was determined that the fair value of the common shares was more reliably measurable and since the common shares of the Company were trading at $2.00 per share on December 19, 2011, the entire value of the proceeds was allocated to the shares. In addition, the Company also issued 197,700 warrants as a finder’s fee. The fair value of these warrants was deemed to be of nominal value.

	Number of	Weighted average
	warrants	exercise price
Balance, September 30, 2012	4,477,387	$2.70
Warrants expired	(2,181,437)	2.48
Balance, September 30, 2013	2,295,950	$2.91

Balance, September 30, 2014	2,295,950	$2.91

The following share purchase warrants were outstanding at September 30, 2014:

Exercise Price	Number	Weighted Average
	Outstanding	Contractual Life
$ 2.00	197,700	0.22
$ 3.00	2,098,250	0.22
	2,295,950

15.	Preferred shares

On July 11, 2014, the Company completed a private placement subscription agreement to issue $10,000,000 of Series A convertible preferred shares (the “Series A Preferred Shares”) to a large Canadian institutional investor.

The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. The Series A Preferred Shares were also redeemable by the holder if the Company had not complete a product acquisition transaction by December 31, 2014. However, with the completion of the Sintrom acquisition, the holder's redemption option is no longer available. Costs associated with this transaction were approximately $52,000.

16.	Accumulated other comprehensive income

	Translation	Total
At September 30, 2012	$598,603	$598,603
Currency translation differences, net of tax of $20,429	5,082,943	5,082,943
At September 30, 2013	5,681,546	5,681,546
Currency translation differences	1,098,559	1,098,559
At September 30, 2014	$6,780,105	$6,780,105

17.	Commitments and contingencies

(a) Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	September 30	September 30
	2014	2013
Less than 1 year	$114,295	$143,750
1 to 2 years	105,576	128,265
2 to 3 years	105,576	105,576
3 to 4 years	26,394	105,576
4 to 5 years	-	26,394
Thereafter	-	-
Total	$351,841	$509,561

Lease expense recognized during the year was $188,364 (2013: $219,613, 2012: $71,714), which has been included in general and administrative expenses in the statements of operations.

(b) Legal proceedings

Notice of Allegation

In June 2014, Merus received notification from Apotex Inc. that it has filed with Health Canada an Abbreviated New Drug Submission seeking market approval for a generic version of Enablex for the Canadian marketplace. In connection with this filing, Merus received Notices of Allegation (“NOAs”) from Apotex against our Enablex patents listed on the Canadian patent register which expire in August of 2016 and beyond. The NOAs were issued under the Canada Patented Medicines (Notice of Compliance) Regulations. Enablex is currently protected in Canada by three issued patents listed on the Canadian patent register. Merus intends to vigorously defend the Enablex intellectual property rights and pursue all available legal and regulatory pathways in defense of the product. The Company considers this claim to be without merit.

Arbitration Proceeding

In August 2014, Merus received notice of a request for arbitration from the original owner of Merus’ former Factive product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names Merus as a respondent together with Cornerstone and Vansen. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive product to Merus. The original owner is seeking an award for damages relating to an alleged breach of contract, as well of disgorgement of revenues and other benefits derived by the Company from sales of Factive. Merus denies any liability to the original owner.

18.	Related party transactions

At September 30, 2014, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel recording in the general and administrative line of operating expenses are as follows:

	Year ended September 30
	2014	2013	2012
Salaries	$1,440,910	$1,627,662	$968,751
Share-based compensation	1,251,584	993,049	2,214,421
	$2,692,494	$2,620,711	$3,183,172

19.	Income taxes

The major components of income tax expense for the years ended September 30, 2014, 2013 and 2012 are:

	Year ended September 30
Income tax recognized in profit or loss	2014	2013	2012
Current tax
Current period tax expense	$536,600	$454,426	$-
Adjustments recognized for current tax of prior periods	-	103,092	-

Deferred tax:
Recognition of opening unrecognized deferred tax assets	-	-	(1,608,758)
Provision for (recovery of) income taxes	$536,600	$557,518	$(1,608,758)

A reconciliation between income tax expense and the product of accounting income multiplied by Canada’s domestic tax rate (26.47% for Merus) for the years ended September 30, 2014, 2013 and 2012 is as follows:

		Year ended September 30
	2014	2013	2012
Loss from continuing operations before income taxes and non-controlling interest	$(7,525,098)	$(1,172,305)	$(22,548,750)

Income tax expense (benefit) at the statutory income tax rate of 26.47% (2013: 26.46%, 2012: 25.01%)	(1,991,893)	(310,192)	(5,639,442)
Impairment losses on goodwill that is not tax deductible	-	-	4,170,692
Utilization or expiry of previously unrecognized tax losses	-	-	(643,862)
Non-deductible expenses for tax purposes	333,933	542,732	455,021
Deductible temporary differences and unused tax losses not recognized, including impact of change in rate	2,181,626	2,095,830	48,833
Effect of income taxes recorded at rates different from the Canadian tax rate	12,934	(1,857,547)	-
Other differences	-	86,695	-

Tax expense (recovery)	$536,600	$557,518	$(1,608,758)

The difference in statutory tax rate is due to changes in provincial rates and differences in allocation of revenue between jurisdictions.

In 2012, deferred tax liabilities of $1,608,758 were recorded as part of business combinations. Deferred tax assets of $1,608,758 were recognized since the taxable temporary differences giving rise to the above mentioned deferred tax liability were of the appropriate character and reverse in the appropriate carryforward period. The benefit of the recognition of deferred tax assets is recorded to profit or loss from continuing operations in accordance with IAS 12.

The following is an analysis of deferred tax assets, which are currently not being recognized in the consolidated statement of financial positions:

	Year ended September 30
	2014	2013
Unrecognized deferred tax assets in relation to:
Unused capital and non-capital losses	$6,514.932	$7,012,290
Capital and Intangible assets	2,117,760	832,044
Undeducted share and debt issuance costs	1,471,843	356,764

	$10,104,535	$8,201,098

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements, for which deferred tax liabilities have not been recognized is approximately $2,418,000.

The Company has unused non-capital tax losses that may be applied against future taxable income for Canadian federal and provincial income tax purposes, which expire between 2014 and 2033 as follows:

Non-capital losses	Federal and provincial
Expires in
2025 to 2029	14,788,721
2030 to 2034	9,823,786
Total	24,612,507

The Company has realized net capital losses of approximately $13,807,000 available for carry forward to be applied against future taxable capital gains for Canadian tax purposes. These losses are available for carry forward indefinitely. The Company has not recognized any potential deferred income tax assets that may be associated with these non-capital and net capital losses.

20.	Discontinued operations

On August 26, 2013, the Company divested its North American product rights for Factive (Gemifloxacin Mesylate) tablets to Vansen Pharma. Proceeds from the disposition included US$2,200,000 cash, a note receivable for US$800,000, plus 3 million shares of Vansen. Expenses of US$261,860 were incurred on the sale. The disposition of Factive resulted in a loss on disposal, net of income taxes, of $522,271. The results of Factive were as follows:

	Year ended September 30
	2014	2013	2012

Revenue	$-	$1,145,742	$1,088,284
Cost of goods sold	-	569,024	247,223
Gross margin	-	576,718	841,061

Sales and marketing	-	218,863	-
General and administrative	-	456,370	152,376
Amortization of intangibles	-	751,520	469,241
(Loss) earnings from discontinued operations	-	(850,035)	219,444
Loss on sale of discontinued operations	-	(522,271)	-
Net (loss) earnings from discontinued operations	$-	$(1,372,306)	$219,444

21.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	Year ended September 30
	2014	2013	2012
Income (loss)
Loss attributable to equity holders of the Company from continuing operations	$(8,061,698)	$(1,729,823)	$(20,939,992)
Income (loss) attributable to equity holders of the Company from discontinued operations	-	(1,372,306)	219,444

Total	$(8,061,698)	$(3,102,129)	$(20,720,548)
Weighted average number of ordinary shares in issue	52,651,933	33,151,593	22,929,402

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: warrants and stock options. As the Company recorded a net loss for the years ended September 30, 2014, 2013 and 2012, these items were considered anti-dilutive and have therefore been excluded from the calculation of diluted earnings per share.

	Year ended September 30
	2014	2013	2012
Income (loss)
Loss attributable to equity holders of the Company from continuing operations	$(8,061,698)	$(1,729,823)	$(20,939,992)
Income (loss) attributable to equity holders of the Company from discontinued operations	-	(1,372,306)	219,444

Total	$(8,061,698)	$(3,102,129)	$(20,720,548)
Weighted average number of ordinary shares in issue	52,651,933	33,151,593	22,929,402

Weighted average number of ordinary shares for diluted earnings per share	52,651,933	33,151,593	22,929,402

22.	Management of capital

The Company includes the following in its definition of capital:

	September 30	September 30
	2014	2013

Debt comprised of:
New secured facility	$78,060,395	$-
Former secured facility	-	29,430,962
Convertible debenture	-	8,634,800

Equity comprised of:
Share capital	123,808,971	56,014,232
Equity reserve	35,132,914	33,881,330
Preferred shares	9,947,730
Convertible debt – equity component	-	1,313,550
Deficit and AOCI	(54,253,630)	(47,290,491)
	$192,696,380	$81,984,383

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its New Secured Facility (refer to note 12). There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its common shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

23.	Financial instruments and financial risk management

a) Fair Value Estimation

The Company’s carrying value of cash, short-term investments, trade and other receivables, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		September 30, 2014
Classification		Carrying value		Fair value

Financial assets at FVTPL	$		$
- Short-term investments		5,002		5,002
- Derivative assets used for hedging		269,699		269,699
Loans and receivables
- Cash and cash equivalents		14,358,567		14,358,567
- Trade and other receivables		4,072,304		4,072,304
- Loans receivable		-		-
Other financial liabilities
- Accounts payable and accrued liabilities		4,169,095		4,169,095
- Long term debt		78,060,395		80,000,000

		September 30, 2013
Classification		Carrying value		Fair value

Financial assets at FVTPL	$		$
- Short-term investments		104,807		104,807
- Derivative assets used for hedging		19,111		19,111
Loans and receivables
- Cash and cash equivalents		8,084,367		8.084,367
- Trade and other receivables		7,028,993		7,028,993
- Loans receivable		166,909		166,909
Other financial liabilities
- Accounts payable and accrued liabilities		4,177,960		4,177,960
- Long term debt		38,065,762		38,679,630

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
-	Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At September 30, 2014, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
September 30, 2014		(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$5,002	$5,002	$-	$-
Derivative assets	$269,699	$269,699	$-	$-
	$274,701	$274,701	$-	$-

Liabilities:
	$-	$-	$-	$-
	$-	$-	$-	$-

At September 30, 2013, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
September 30, 2013		(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$104,807	$42,989	$-	$61,818
Derivative assets	$19,111	$19,111	$-	$-
	$123,918	$62,100	$-	$61,818

Liabilities:
	$-	$-	$-	$-
	$-	$-	$-	$-

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b) Financial Risk Factors

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i) Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

	Year ended September 30
At September 30, 2014	2015	2016	2017	Thereafter
Debt	$16,000,000	$16,000,000	$16,000,000	$32,000,000
Accounts payable and accrued liabilities	4,169,095	-	-	-
Income taxes payable	997,102	-	-	-
Total	$21,166,197	$16,000,000	$16,000,000	$32,000,000

	Year ended September 30
At September 30, 2013	2014	2015	2016	Thereafter
Debt	$8,400,000	$8,400,000	$13,200,000	$10,000,000
Accounts payable and accrued liabilities	4,177,960	-	-	-
Income taxes payable	594,344	-	-	-
Total	$13,172,304	$8,400,000	$13,200,000	$10,000,000

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

(iii)	Currency risk:

The Company is subject to currency risk through its sales of products denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 8.

The following financial assets and liabilities were denominated in foreign currencies at September 30, 2014 (U.S. dollar 1.1200, Euro 1.4153) and September 30, 2013:

	September 30	September 30
	2014	2013
Denominated in U.S. dollars
Cash and cash equivalents	3,738,885	5,865,221
Trade and other receivables	970,087	972,313
Loans receivable	-	166,909
Accounts payable and accrued liabilities	(327,163)	(80,294)
Net assets denominated in U.S. dollars	4,381,809	6,924,149

Denominated in Euros
Cash and cash equivalents	6,676,575	578,484
Trade and other receivables	1,475,443	4,953,268
Accounts payable and accrued liabilities	(2,204,374)	(2,980,091)
Income taxes payable	(997,102)	(594,344)
Net assets denominated in Euros	4,950,542	1,957,317

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the year ended September 30, 2014 from a change in foreign currencies with all other variables held constant as at September 30, 2014:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$ 95,219	$ (95,219)
4%	190,437	(190,437)
6%	285,656	(285,656)
8%	380,875	(380,875)
10%	476,093	(476,093)

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash and cash equivalents, short- term investments and loans receivable are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company is exposed to variable interest rates as a result of its senior secured debt, which currently bears interest at bank prime plus 3.0%. The Company is able to manage this exposure through facilities under its credit agreement which allow the Company to convert the interest charge to a fixed rate, either through converting to Bankers' Acceptance notes on a short-term basis or through interest rate swaps over the remaining term of the loan. As a result of this flexibility, it is management’s opinion that the Company is not exposed to significant interest rate risk. At September 30, 2014, the Company held no interest-bearing investments.

24.	Segment information

The Company operates in a single reportable segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in Canada and internationally. The Company carries out business principally in Canada and Europe.

Revenues by geographic region are detailed as follows:

	Year ended September 30
	2014	2013	2012
Canada	$8,198,140	$8,983,681	$6,905,932
International	17,953,300	19,402,287	2,351,911
	$26,151,440	$28,385,968	$9,257,843

Other than Canada, the Company derived more than 10% of its revenues in either fiscal 2014 or 2013 from Germany, Netherlands, and the UK. Revenues in Germany, Netherlands, and the UK of $4,707,240, $3,325,481, and $2,688,366, respectively, (2013: $7,395,891, $1,433,327, and $2,088,346) are included in International in the table above.

Long-term assets by geographic region are comprised of product rights and patents and property and equipment, detailed as follows:

	September 30	September 30
	2014	2013
Canada	$4,205,625	$10,242,846
International	172,547,320	60,096,585
	$176,752,945	$70,339,431